

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 21, 2019

Mark C. Jensen
Chief Executive Officer
American Resources Corp
9002 Technology Lane
Fishers, Indiana 46038

> **Re: American Resources Corp**
> **PRE 14C**
> **Filed June 5, 2019**
> **File No.001-38816**

Dear Mr. Jensen:

　　We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Telecommunications

cc:　　Clifford J. Hunt